UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 1st, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Integrated Power: TotalEnergies Closes Three International Acquisitions of Renewable Portfolios (April 2, 2025).

Exhibit 99.2	Disclosure of Transactions in Own Shares (April 7, 2025).

Exhibit 99.3	Disclosure of Transactions in Own Shares (April 14, 2025).

Exhibit 99.4	Liquefied Natural Gas: TotalEnergies to offtake 1.5 Mtpa of LNG from the future Train 4 of Rio Grande LNG Facility (April 15, 2025).

Exhibit 99.5	Liquefied Natural Gas: TotalEnergies will supply 400,000 Tons of LNG per year for 15 years in the Dominican Republic (April 15, 2025).

Exhibit 99.6	United States: First Oil from the Ballymore Offshore Field (April 21, 2025).

Exhibit 99.7	Antwerp Platform Adapts to Energy Transition Challenges and Market Trends (April 22, 2025).

Exhibit 99.8	Disclosure of Transactions in Own Shares (April 22, 2025).

Exhibit 99.9	Disclosure of Transactions in Own Shares (April 28, 2025).

Exhibit 99.10	First quarter 2025 results (April 30, 2025).

Exhibit 99.11	TotalEnergies confirms the first interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024 (April 30, 2025).

Exhibit 99.12	Capital increase reserved for employees of TotalEnergies in 2025 (April 30, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 1st, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer